UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2024

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____	Form 40-F ________

CI&T Inc

TABLE OF CONTENTS

ITEM

1. Notice of Annual General Meeting of the Company
2. Form of Proxy Card

CI&T Inc

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that the Company will hold its Annual General Meeting (the "AGM") on June 27, 2024 at 11:00 a.m. (São Paulo time) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually at the following link https://ciandt.zoom.us/j/4719622944?pwd=TVkyay9VNzZabEhtdURxS0xDYzBTdz09&omn=890294 67017,

The AGM will be held for the purpose of considering and, if considered fit, passing and approving the following resolution:

1. "As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2023 be approved and ratified."

The AGM will also serve as an opportunity for shareholders to discuss the Company affairs with management.

The board of directors of the Company (the “Board”) has fixed the close of business (São Paulo time) on May 28, 2024 as the record date (the “Record Date”) for the AGM. The holders of record of the Class A common shares and the Class B common shares of the Company on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Shareholders or their proxies or representatives wishing to access the AGM virtually will be required to contact the Company’s Investor Relations Department by email at investors@ciandt.com to obtain the relevant access code. The Company reserves the right to request any information or document in order to verify the identity and/of such shareholder, proxy or representative of a shareholder of the Company before providing such access code.

The Company’s 2023 annual report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 28, 2024 (the “Annual Report”). Shareholders may obtain a copy of the Annual Report, free of charge, from the Company’s website at https://investors.ciandt.com/investors-info/financials/sec-filings/default.aspx or the SEC’s website at www.sec.gov, or by contacting the Company’s Investor Relations Department by email at investors@ciandt.com.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the AGM.

Your vote is very important to the Company. Whether or not you plan to attend the AGM, please promptly complete, date, sign, and return the proxy card attached to this Notice, in accordance with the instructions printed thereon (together with any applicable power of attorney or other authority, or a copy of such power or authority certified by a notary).

By order of the Board

/s/:Brenno Raiko de Souza

Director - Brenno Raiko de Souza

Date: May 21, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU REVOKE YOUR PROXY, ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her behalf.
2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy and mail it in accordance with the instructions printed on such form of proxy (together with any applicable power of attorney or other authority, or a copy of such power or authority certified by a notary), or send copies of the foregoing to the Company’s Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of Eduardo Galvão, not later than 10:30 am (São Paulo time) the business day prior to the date of the AGM or adjourned AGM. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4

If two or more persons are jointly registered as holders of a share, the vote of the senior person who casts a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5

A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and may vote a share or any or all such shares either for or against a resolution and/or abstain from voting a share or any or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or any or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6

No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more shareholders holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy, orby its duly authorized representative, shall constitute a quorum.

Proxy Form

0

CI&T INC

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We ____

Please Print Name(s)

of ____

Please Print Address(es)

being (a) shareholder(s) of the Company with ________ Class A Common Shares and/or _______ Class B Common Shares respectively hereby appoint

______________________________ of ____

or failing him/her

______________________________ of ____

or failing him/her the duly appointed chairman of the AGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on June 27, 2024 at 11:00 a.m. (São Paulo time) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually by accessing the following link https://ciandt.zoom.us/j/4719622944?pwd=TVkyay9VNzZabEhtdURxS0xDYzBTdz09&omn=89029467017, and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated on the reverse side:

(Continued and to be signed on the reverse side)

1.1 14475

Proxy card

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

June 27, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000001000 3 062724

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

.

Proxy voting instruction

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

June 27, 2024

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:30 AM EST on June 26, 2024.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030000000000001000 3   062724

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ____ Date: ____ Signature of Shareholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer